UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40057

BROADSCALE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

646-849-9975

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-fourth of one redeemable Warrant

Class A common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant: 0 holders

Class A common stock, par value $0.0001 per share: 0 holders

Redeemable warrants: 0 holders

Pursuant to the requirements of the Exchange Act, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2022	BROADSCALE ACQUISITION CORP.

	By:	/s/ Jeffrey F. Brotman
	Name:	Jeffrey F. Brotman
	Title:	Chief Legal Officer and Secretary